UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: December 2025 (Report No. 3)

Commission file number: 001-38094

FORESIGHT AUTONOMOUS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Golda Meir

Ness Ziona 7403650 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On December 29, 2025, Foresight Autonomous Holdings Ltd. (the “Company”) convened an Annual General Meeting of Shareholders (the “Meeting”).

At the Meeting, a quorum was present and the shareholders of the Company voted upon and approved, by the applicable required majority, all agenda items that were described in the Company’s proxy statement for the Meeting, which were included in Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission (the “SEC”) on November 21, 2025.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-292104, 333-276709 and 333-286221) and Form S-8 (Registration Nos. 333-229716, 333-239474, 333-268653 and 333-280778), filed with the SEC, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Foresight Autonomous Holdings Ltd.
(Registrant)

Date: December 29, 2025	By:	/s/ Eli Yoresh
	Name:	Eli Yoresh
	Title:	Chief Financial Officer